Release after 4 pm - National Circuit
Tuesday, December 14, 2004

                  CALPROP CONSIDERING GOING PRIVATE TRANSACTION

MARINA DEL REY, CA, December 13, 2004 - Calprop Corporation (OTCBB: CLPO) announced today that Victor Zaccaglin, who is the chairman of the board, chief executive officer, and single largest stockholder of Calprop, has proposed to Calprop's board of directors that Calprop become a privately held company. Calprop said that no specific price has been proposed by Mr. Zaccaglin for the acquisition of its publicly held shares and that there is no assurance that any transaction will actually be commenced or completed.

     As currently envisioned by Mr. Zaccaglin, the transaction would involve a tender offer for outstanding Calprop shares by a corporation to be formed by Mr. Zaccaglin and to which certain other existing Calprop stockholders would subsequently contribute their Calprop shares, followed by a merger of that corporation with Calprop. Cash would be paid in the merger at the same amount per share as that paid in the tender offer for any remaining publicly held Calprop shares not tendered in the tender offer. Mr. Zaccaglin and the other Calprop stockholders he expects would be involved currently own approximately 83% of Calprop's outstanding shares.

     Calprop has retained Duff & Phelps, LLC to provide financial advice to Calprop in connection with its consideration of a possible transaction and to provide its opinion with respect to whether any specific transaction that may ultimately be proposed by Mr. Zaccaglin is fair to Calprop's stockholders from a financial point of view.

     Calprop said that Mr. Zaccaglin's proposal and Calprop's consideration of that proposal is prompted by Calprop's deteriorating financial condition, the substantial continuing costs that will be incurred by Calprop if it remains a publicly traded company and uncertainty regarding Calprop's continuing viability on a long term basis unless it obtains additional equity capital.

     Calprop does not currently intend to provide additional information regarding the status of its consideration of such transaction unless and until a tender offer or other specific transaction is commenced.

Additional Legal Information: This press release is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Calprop common stock. The possible tender offer referred to herein will, if commenced, only be made pursuant to an Offer to Purchase and related materials that will be distributed to Calprop stockholders by the bidder in the tender offer. Stockholders should read the Offer to Purchase and related materials carefully because they will contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the bidder will file with the Securities and Exchange Commission at the Commission's website at www.sec.gov. Stockholders will also be able to obtain a copy of these documents, without charge, from the bidder or from an Information Agent who will be appointed by the bidder for the tender offer.